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                              August 20, 2021

       Denise Scots-Knight, Ph.D.
       Chief Executive Officer
       Mereo Biopharma Group plc
       Fourth Floor
       One Cavendish Place
       London W1G 0QF UK

                                                        Re: Mereo Biopharma
Group plc
                                                            Registration
Statement on Form F-3
                                                            Filed August 5,
2021
                                                            File No. 333-258495

       Dear Dr. Scots-Knight:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3 filed August 5, 2021

       General

   1. It appears that the offering of ordinary shares by the selling shareholders is being made in reliance upon General
Instruction I.B.3 of Form F-3, which covers "outstanding securities to be offered for the
account of any person other than the issuer." Please provide a legal analysis of why it is
appropriate to register the resale of 1,349,692 ordinary shares issuable to AstraZeneca
AB at this time. In this regard, we note your disclosure that your amended
subscription agreement with AstraZeneca provides that AstraZeneca can subscribe for the
second and third tranches only after certain subscription conditions are met. Also, please have
counsel revise its legal opinion to reflect that the shares covered by the registration
statement are outstanding, or advise.
 Denise Scots-Knight, Ph.D.
Mereo Biopharma Group plc
August 20, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Deanna Virginio at 202-551-4530 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameDenise Scots-Knight, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameMereo Biopharma Group plc
                                                           Office of Life
Sciences
August 20, 2021 Page 2
cc:       David S. Bakst, Esq.
FirstName LastName